Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

TOWER SEMICONDUCTOR LTD.

August 12, 2021

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE

				FOR	AGAINST	ABSTAIN

1. TO ELECT each of the nine director nominees named below to serve as members of the Board of Directors of the Company until the next annual meeting of shareholders and until their respective successors are duly elected.

2. TO APPOINT Mr. Amir Elstein as the Chairman of the Board of Directors to serve until the next annual meeting of shareholders and until his successor is duly appointed and approve the terms of his compensation in such capacity, as described in Proposal 2 of the Proxy Statement, subject to approval of his election as a director under Proposal 1.

				☐	☐	☐
NOMINEES: Amir Elstein Russell Ellwanger Kalman Kaufman Dana Gross Ilan Flato Yoav Chelouche Iris Avner Michal Vakrat Wolkin Avi Hasson	FOR ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐	AGAINST ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐	ABSTAIN ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐
3.  TO APPROVE the amendment to the Company’s Compensation Policy for Executive Officers and Directors, as described in Proposal 3 to the Proxy Statement and set forth on Exhibit A attached to the Proxy Statement.

Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 3?
      Yes ☐  No ☐
				☐	☐	☐

4. TO APPROVE the increase in the annual base salary of Mr. Russell Ellwanger, the Company’s chief executive officer, as described in Proposal 4 of the Proxy Statement.

Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 4?
      Yes ☐  No ☐

				☐	☐	☐

5. TO APPROVE the award of equity-based compensation to Mr. Russell Ellwanger, the Company’s chief executive officer, as described in Proposal 5 of the Proxy Statement.

Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 5?
     Yes ☐  No ☐
				☐	☐	☐

6. TO APPROVE the equity grant to each of the members of the Company’s Board of Directors (other than Amir Elstein and Russell Ellwanger), as described in Proposal 6 of the Proxy Statement, subject to their election as directors under Proposal 1.

☐	☐	☐

7. TO APPROVE the appointment of Brightman Almagor Zohar & Co, Certified Public Accountants, a firm in the Deloitte Global Network, as the independent registered public accountants of the Company for the year ending December 31, 2021 and for the period commencing January 1, 2022 and until the next annual shareholders meeting, and to further authorize the Audit Committee of the Board of Directors to determine the remuneration of such firm in accordance with the volume and nature of its services.
☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

___________________	___________________
Signature	Date

TOWER SEMICONDUCTOR LTD. Annual General Meeting of Shareholders To be Held on Thursday, August 12, 2021 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned shareholder of Tower Semiconductor Ltd. (the "Company") hereby appoints each of Dina Back Frimer, Nati Somekh and Tziona Shriki, each with full power of substitution, as the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the ordinary shares, par value NIS 15.00 per share, of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company located at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek, Israel, on Thursday, August 12, 2021, at 12:00 p.m. (Israel time) and all adjournments and postponements thereof (the "Meeting").

The undersigned hereby acknowledges receipt of the Notice of Annual General Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxies or their substitutes may lawfully do by virtue hereof.

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder.  If no direction is made, this proxy will be voted FOR all director nominees named in Proposal 1 and FOR each of the other proposals.

VOTES CAST ON PROPOSALS 3, 4 AND 5 SET FORTH ON THE REVERSE WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO SUCH PROPOSALS.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)